Exhibit 15.4

1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
April 2, 2019
Sara von Althann
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549

Re:	YouNow, Inc. Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted December 21, 2018 CIK 0001725129
Dear Ms. von Althann:
YouNow, Inc. (“YouNow,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated March 19, 2019 (the “Comment Letter”), relating to the Company’s filing on September 28, 2018 of the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).
To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.
Draft Offering Statement on Form 1-A/A
General

1.
We note your response to comment 5 and your revisions to the offering circular that indicate that Props PBC, your wholly-owned subsidiary, will be engaging in a secondary distribution of Tokens. Please identify Props PBC as an underwriter in connection with your offering or provide us with your analysis as to why it would not be considered an underwriter. In this regard, we note that pursuant to Section 2(a)(11) of the Securities Act of 1933, “[t]he term ‘underwriter’ means any person who . . .

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

participates or has a direct or indirect participation in [the distribution of any security] . . . .” Please also file the subscription agreement that Props PBC intends to use for its secondary distribution or advise.
In response to the Staff's comment, YouNow has revised the Offering Statement on the cover and pages 23, 108, and 128 to note that Props PBC may be deemed to be a statutory underwriter because it will be receiving Props Tokens from YouNow with a view to distributing Props Tokens to grant recipients.

2.
We note your disclosure that Props PBC is a wholly-owned subsidiary of YouNow and that Props PBC may sell Tokens for cash in a secondary distribution. Please explain to us how the sale of Tokens by a wholly-owned subsidiary for cash reconciles with the disclosure that you will not receive proceeds from the sale of Tokens by Props PBC.

YouNow wishes to advise the Staff that it has abandoned its plans for a cash offering of Props Tokens pursuant to the Offering Statement. YouNow has revised the Offering Statement to remove references to the cash offerings. YouNow has also revised the Offering Statement to indicate that, in the future, YouNow and Props PBC may conduct cash offerings of Props Tokens in transactions registered or exempt from registration under the Securities Act of 1933 (the "Securities Act").

3.
We note the use of technical jargon throughout your offering statement. Please revise your offering statement to include more detailed discussions of the terms and platforms you discuss. The list of items in need of further elaboration includes, but is not limited to, the following: sidechain, oracle, ERC-20, and blocks. For example, when discussing that the Tokens will be “‘ERC-20’ - compliant cyrptographic tokens,” please elaborate on what that means for investors and identify the “widely-known conventions” to which the Tokens will adhere.

In response to the Staff's comment, YouNow has included a Glossary on pages 133-34, which provides definitions of the terms "sidechain," "oracle," "ERC-20" and "blocks," along with other technical terms used throughout the Offering Statement. YouNow has also modified language addressing technical terms in the Offering Statement for greater clarity.

4.
We note your disclosure on page 105 stating that the Form C filed in connection with your Regulation CF offering of DPAs “did not cover the Props Tokens issuable pursuant to the DPAs — instead only referencing ‘Debt Securities’ as the type of securities being offered,” and that you are seeking to qualify the primary issuance of the Props Tokens pursuant to the DPAs under this offering circular. We further note that it appears under the Form of Debt Payable by Assets Agreement that purchasers of

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

DPAs do not have discretion with respect to when, or whether, Tokens are issued to them in satisfaction of your repayment obligations under the DPAs. As a result, it appears that purchasers of DPAs made an investment decision with respect to the Props Tokens at the time that they made their decision to purchase DPAs. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 and the Commission’s guidance regarding the date of sale in Securities Offering Reform Release No. 33-8591 (2005), starting at footnote 391. Please remove the primary issuance of the Tokens under the DPAs from your offering circular. Please also provide us with your detailed legal analysis regarding whether any exemptions from registration were available for the offering of Props Tokens at such time or, alternatively, provide us with your detailed legal analysis regarding why such an exemption was not required at that time.
We believe it is appropriate for YouNow to use this offering circular to make a primary offering and issuance of the Props Tokens that we will offer to DPA holders as one option to fully satisfy our DPA obligations,1 notwithstanding Compliance and Disclosure Interpretation 103.04 (the “CDI”) and the Commission’s guidance in Securities Offering Reform Release No. 33-8591 (2005) (the “Commission Guidance”). We discuss the specific provisions of the CDI and the Commission Guidance below, and why we believe that they are inapplicable to the DPAs.
At the outset, we believe that the principle underlying the CDI and the Commission Guidance is that an investor should have access to all material information about a security at the time the investor makes an investment decision to purchase the security. Here, the DPA holders did not make an investment decision to purchase or receive the Props Tokens at the time they purchased the DPAs. In fact, they still have not been presented with the opportunity to receive Props Tokens, and when they do have that opportunity, they will each have a meaningful right to refuse to receive the Props Tokens. As a result, DPA holders have not yet made an investment decision as to whether to invest in the Props Tokens, and did not make such a decision when they purchased the DPAs.
We believe DPA investors did not make an investment decision with respect to the underlying Props Tokens for the following reasons:
1 As discussed below, the obligations under the DPAs technically are those of our subsidiary, YouNow Services, Inc. As discussed below, YouNow will be assigned the obligations under the DPAs, and so for convenience, we sometimes in this comment response refer to the obligations as being ours, rather than those of our subsidiary.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

1.
The DPAs do not require YouNow Services, LLC[2] (“YouNow Services”) to ever offer to provide Props Tokens to the DPA holders. In fact, there was and remains a significant risk that Props Token holders will receive cash, and will not receive Props Tokens.

◦	The DPA repeatedly makes it clear that the DPAs may be repaid either in cash or in tokens. See, e.g., the first paragraph of the DPA that begins with “THIS CERTIFIES THAT”.

◦	YouNow Services retained the right, in its discretion and for two years, to satisfy its obligations under the DPA in cash. See DPA Section 1(a)(iii).

◦
YouNow Services is required to pay all amounts owed to DPA holders, “in cash and/or Tokens,” no later than three years from the issuance date of a DPA. See DPA Section 1(a)(viii). As a result, if after 3 years, YouNow has not developed or issued the Props Tokens, YouNow Services is required to pay DPA holders all principal and interest solely in cash.

◦
If YouNow Services has a dissolution event, the DPA holders are given a priority over cash traceable to their initial investment. See DPA Section 1(c). If YouNow Services, at the time of a dissolution event, holds no Props Tokens, the only assets the DPA holders can receive in satisfaction of their DPAs would be cash.

◦
YouNow Services is required or permitted to pay Props Tokens to DPA holders only if the Props Tokens have first been issued in a “Public Token Offering.” See the definition of “Tokens” in the portion of DPA preceding Section 1. A “Public Token Offering” is defined as the “first public sale of the Tokens to be used on an established decentralized blockchain protocol created by [YouNow]. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents). See DPA Section 2. Under this definition, there are at least two reasons that DPA holders might never receive Props Tokens in satisfaction of their DPAs.

i.
First, the Props Tokens need to be offered in a public sale that is available to some or all segments of the general public in the United States. We understand this provision to require a public sale, rather than a private placement under Regulation D, for example. Such a public sale would require the Props Tokens to be registered or qualified under Regulation A. There was and remains a risk that this will not happen.

•	Given that, at the time the DPAs were entered into, and to this day, no registration statements or Regulation A offerings relating to tokens
2 The DPAs were issued by YouNow Services. At the time of the DPA offering, YouNow Services was a majority-owned subsidiary of YouNow, and it is now a wholly-owned subsidiary. The Props Tokens that may be delivered by YouNow Services pursuant to the DPAs will be issued (if at all) by YouNow.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

have been approved, there is at least a question as to whether the Props Tokens can be sold in a public offering in the United States.

•
In any event, the DPA does not require YouNow or any other entity to actually register or seek qualification of the Props Tokens. Given the significant cost, efforts and time required to obtain such a registration or qualification, and the uncertainties of ultimate success in obtaining such a registration or qualification, it is possible that YouNow never would have begun the process for seeking approval, and that YouNow could abandon that process if it ultimately determines that the cost, time and likelihood of success are no longer justified. The Form C, for example, discloses that YouNow Services and its affiliates could be restricted or even prohibited from delivering Props Tokens in payment of the DPAs as a result of regulatory matters. YouNow believes it needs to successfully qualify the offering of tokens under to DPAs and to YouNow’s users for services in order to achieve a “public token offering” under the DPA.

•
Further, there is no assurance that, even if YouNow does diligently pursue a registration or qualification, it will receive the Commission’s approval at all, and in any event, will receive it within three years from the time that the DPAs were issued in December 2017 and early 2018. As discussed above, after three years from the date the DPAs were issued, YouNow Services is required to satisfy its obligations under the DPA in cash, if it has no publicly sold tokens.

ii.
Second, the tokens offered in the public sale must be “used on an established decentralized blockchain protocol created by [YouNow].” At the time the DPAs were issued, no such established protocol existed, and it was possible that YouNow would never develop such a protocol.

•	This could have been due to technological difficulties, lack of adequate funding, lack of appropriate personnel, or a business decision to discontinue development efforts.

•
Even if such a protocol was developed, there was no certainty that it would be developed within three years after the DPAs were issued. If the protocol was not developed within three years, there could have been no public sale within three years, and therefore there could have been no delivery of Props Tokens to DPA holders within three years. As a result, all DPA holders would have received cash in full satisfaction of their DPAs.

•	Even if such a protocol was developed within three years, significant work on and development of the protocol needed to be complete

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

before YouNow could begin the process of preparing, and then filing, a registration statement or Form 1-A to register or qualify the Props Tokens. The significant time involved with adequately developing the protocol, added to the time necessary to prepare a registration statement or Form 1-A, to file that form, and to ultimately receive approval (if at all) from the Commission also reasonably might not be completed within three years from the date of the DPAs. Again, in such a case, DPA holders would receive cash in satisfaction of their DPAs.

2.
The DPAs also do not require a DPA holder to accept Props Tokens in satisfaction of the DPA. Under the DPA, a DPA holder has the right to demand a refund of 80% of the purchase price at any time before the second anniversary of issuance. See Section 1(a)(iii) of the DPA. As a result, at any time during the first two years of the DPA, a DPA holder can receive cash instead of Props Tokens, and therefore, each DPA holder could, at any time, determine to not receive Props Tokens.[3] In addition, as discussed above, after three years, the DPAs require YouNow to pay each DPA holder’s principal and interest in cash, if no Props Tokens have been publicly offered.

3.
Even if and when YouNow were to offer Props Tokens to a DPA holder in satisfaction of the DPA, the DPA holder has the right to not accept the Props Tokens. Under the DPA, on the date that YouNow Services is required to or elects to make a repayment in Props Tokens (the “Token Decision Date”), YouNow Services must notify the DPA holder, who then has 14 days to respond with wallet address information. See Section 1(b). If a DPA holder declines to provide wallet address information, YouNow Services technologically cannot, and therefore will not, deliver the Props Tokens to that DPA holder. At that point, YouNow Services can repay the DPA holder 100% of that holder’s purchase price in cash, or YouNow

3 This is, we believe, similar to an issue the Commission has addressed under Rule 144. Specifically, the Commission has stated that when an investor in a restricted security does not assume complete risk of an investment, the “tacking period” in Rule 144(d) does not run, and the investor will not hold freely tradeable securities even after the expiration of a one-year holding period. See Question 30, Securities Offering Reform Release No. 33-6099 (1979) (addressing the tolling of the holding period under Rule 144 the investor in a convertible security has not assumed complete risk with respect to their securities). By analogy, because each DPA investor always has the right to receive 80% of their DPA investment in lieu of receiving Propos Tokens, the DPA holders have not assumed the complete (or even a significant) risk of an investment in the Props Tokens, and should therefore not be deemed to have purchased, or made an investment decision to purchase, the Props Tokens.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Services can wait until the DPA’s expiration and pay the DPA holder principal and interest in cash.4

4.
The Form C used to offer the DPAs strongly supports the concept that the DPA investors were not, in fact, being asked to make an investment decision with respect to the Props Tokens at the time they purchased the DPAs. The Form C did not describe the Props Tokens in any detail - nor could it, because at that time YouNow was still developing the Props Tokens and how they would interact with the YouNow platform. Instead, the focus of the Form C is on the DPAs as debt securities offered by YouNow Services, LLC. The Form C disclosed that the DPA holders might never receive Props Tokens for a number of different possible reasons, including: that YouNow might never create Props Tokens, that YouNow might never issue Props Tokens and that, even if Props Tokens were created and issued, the value of the Props Tokens, the regulatory rules that the Props Tokens might be subject to and the liquidity of the Props Tokens were still undetermined. Given the significant disclosure to the effect that the DPA holders might not receive Props Tokens, and the lack of meaningful disclosure about the terms any Props Tokens eventually would have, we do not believe that a DPA purchaser reasonably could have made a final investment decision to purchase Props Tokens at the time of the DPA offering.

We fully acknowledge that DPA investors, at the time they purchased the DPA, probably hoped to have the opportunity to receive Props Tokens under the DPA, and may have anticipated accepting the Props Tokens if and when they were offered by YouNow Services. Those are not the legally relevant issues, though. Under the CDI and the Guidance, the relevant questions are: (i) have the DPA holders contractually agreed to receive the Props Tokens as payment, and (ii) has YouNow Services contractually agreed to deliver the Props Tokens as payment. The answer to both of those questions is no. YouNow and YouNow Services are not contractually required to deliver Props Tokens to DPA holders, and contractually they may never deliver or offer to deliver those Props Tokens to the DPA holders. The DPA holders, just as they have at all times since they purchased the DPAs, are not contractually required to accept the Props Tokens as payment for the DPA, even if those Props Tokens are offered to them. As a result, the DPA holders still have not made a final decision as to whether to accept Props Tokens as payment for the DPAs, and they have therefore not yet made an investment decision with respect to the Props Tokens.
As a result, we believe that the principle underlying the CDI and the Guidance - that an investor should have access to all material information about a security at the time the investor
4 To achieve this, YouNow intends to cause YouNow Services to assign to YouNow the DPA of any holder providing a wallet address, pursuant to Section 1(a)(xi) of the DPA, so that YouNow may make delivery of the Props Tokens under the Offering Statement. YouNow Services intends to refund 100% of the purchase price of any DPA holder not providing the requested wallet information. YouNow Services also intends to exercise this right with respect to any DPA holder who is not a qualified purchaser under Regulation A.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

makes an investment decision with respect to that security - leads to the conclusion that no offer of the Props Tokens was made in connection with the offer and sale of the DPAs. Therefore, we believe it is appropriate to use this offering circular to make a primary offering and distribution of the Props Tokens pursuant to the DPAs. For the same reasons, we believe that we did not make any offering of the Props Tokens that required registration or qualification at the time we offered the DPAs.
We also believe that, under the express terms of the CDI, YouNow had no obligation to register or qualify the Props Tokens at the time we offered the DPAs. For convenience, we quote the CDI, and then discuss our analysis immediately below it.
Question 103.04: Where the offer and sale of convertible securities or warrants are being registered under the Securities Act, and such securities are convertible or exercisable within one year, must the underlying securities be registered at that time?
Answer: Yes. Because the securities are convertible or exercisable within one year, an offering of both the overlying security and underlying security is deemed to be taking place. If such securities are not convertible or exercisable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants. However, the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms, if no exemption for such conversion or exercise is available. Where securities are convertible only at the option of the issuer, the underlying securities must be registered at the time the offer and sale of the convertible securities are registered since the entire investment decision that investors will be making is at the time of purchasing the convertible securities. The security holder, by purchasing a convertible security that is convertible only at the option of the issuer, is in effect also deciding to accept the underlying security. [Aug. 14, 2009]
We believe that the CDI is inapplicable to the DPAs for the following reasons:
First, the DPAs are not securities convertible into or exercisable for Props Tokens. As discussed above, under the DPAs, a holder of a DPA cannot compel YouNow to issue Props Tokens, and YouNow cannot compel a DPA holder to accept Props Tokens. In addition, as also discussed above, the DPA contains significant conditions, restrictions and option available to YouNow and YouNow Services that result in a real and substantial possibility that the Props Tokens will never be made available to the DPA holders. The DPA is in effect a debt security

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

that can be repaid in Props Tokens only if YouNow offers to pay the DPA holder in Props Tokens, and only if the DPA holder agrees to accept the Props Tokens as payment.
Second, even if the DPAs are deemed to be convertible securities, the DPAs were not, by their terms or in fact, convertible or exercisable within one year of their issuance, and YouNow therefore had no obligation to register or qualify the Props Tokens at the time of issuing the DPAs. In addition, as discussed above, there were significant technological issues, relating to the development of the Props Tokens and the platform, and regulatory requirements, including registering or qualifying the Props Tokens for public distribution, that needed to be resolved before the Props Tokens could be distributed to DPA holders. It was always likely, and has in fact been the case, that these technological issues could not be resolved and these regulatory requirements could not be met within one year from the date of the DPAs.
Third, even if the DPAs are deemed to be convertible securities, the DPAs are not convertible only at the option of the issuer. As discussed above, YouNow Services cannot compel any DPA holder to provide a wallet address, and therefore cannot compel any DPA holder to receive Props Tokens in lieu of cash. In addition, DPA holders always have the option of getting 80% of their cash back and forgoing the receipt of Props Tokens, including at any time that they judge that the value of the Props Tokens they would receive to be less than 80% of the amount they paid for the DPA. This valuable hedging provision means that DPA holders have not taken the full risk of investing in the Props Tokens, and have the ability to essentially limit their Token-related losses to 20% of their invested amount. Finally, DPA holders were fully informed that there were a variety of circumstances under which YouNow Services would not be able to provide Props Tokens to DPA holders, even if it wanted to, such as for technological, regulatory or other reasons that prevented the Props Tokens from being timely developed or distributed.
Finally, the Commission Guidance reaffirms that the date of a “sale” has consistently been held to be “the date of the contractual commitment, not the date that a confirmation is sent or received or payment is made.” The DPAs were sold in December 2017, and that at that time purchasers of DPAs made a contractual commitment and an investment decision regarding only the DPAs. As discussed above, however, the DPA investors did not then, and still have not, made a contractual commitment or an investment decision to receive Props Tokens. DPA holders may still decide on their own to receive cash in lieu of Props Tokens, and YouNow Services and YouNow still retain the right to pay the DPA holders in cash rather than in Props Tokens. There has been no “sale” of the Props Tokens, and there is no contractual commitment on the part of YouNow Services or YouNow to sell or deliver Props Tokens to DPA holders, or for DPA holders to agree to receive Props Tokens in lieu of cash.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

For the foregoing reasons, we believe it is appropriate for YouNow to use this offering circular to make a primary offering and issuance of the Props Tokens that we will offer to DPA holders as one option to fully satisfy our DPA obligations.

5.	We note your responses to comments 42 and 43. Please note that we continue to evaluate your responses. We may have further comment.
YouNow acknowledges that the Staff continues to evaluate responses to comments 42 and 43.
Cover Page

6.
We note your disclosure stating “[t]he sum of the maximum ‘aggregate offering price’ and ‘aggregate gross sales’, as those terms are defined in Rule 251(a) of the Securities Act . . . , pursuant to the YouNow Offering, DPA Token Offering, and Props PBC Offering combined may not exceed $50,000,000 in any twelve month period.” We further note your disclosure throughout the offering circular indicating that you may in the future file an amendment to this offering circular to qualify issuances of Tokens to third party app developers or their users. Additionally, we note your disclosure under the heading “Token Supply” on page 77 stating that, of the 400,000,000 Props Tokens allocated to wallets controlled by the Protocol Rewards Engine, you are qualifying up to 100,000,000 Props Tokens for distribution with this offering circular and in the future may issue the remaining 300,000,000 Props Tokens pursuant to Regulation A. Please revise to clarify that the sum of the maximum aggregate offering price and the aggregate sales for all of your offerings pursuant to Regulation A may not exceed $50,000,000 in any twelve month period.

In response to the Staff's comment, YouNow has revised the Offering Statement on the cover and pages 81-82.
Offering Summary, page 1

7.
We note your response to comment 8. Please revise to clarify if you also intend to file an offering circular supplement via Rule 253(g)(2) of Regulation A to disclose a potential replacement service or advise. Please also refer to Note to Paragraph (a) of Rule 251 of Regulation A and the requirement that the fair value of consideration other than cash must be determined by an “accepted standard.”

YouNow wishes to advise the Staff that it has abandoned its plans for a cash offering of Props Tokens pursuant to the Offering Statement.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

The Props Token’s Role in Helping to Align Incentives of Network Participants, page 7

8.
We note your disclosure in this section, stating “[i]n the future, however, Props Tokens may be allocated by the Protocol Rewards Engine to Props PBC—so that Props PBC may immediately make primary distributions of the Props Tokens as rewards for usage of third party Props Apps.” Additionally, we note your disclosure on page 86, stating “[i]n the future, we may file an amendment to this offering circular to qualify the issuance of Props Tokens by YouNow to third party app developers.” Please revise in both sections for consistency and to clarify whether you anticipate that Props PBC, YouNow, or both will issue Props Tokens to third party app developers in the future. Please also revise to clarify what you mean by “primary distributions” and provide us with your analysis regarding who will be the issuer of such Props Tokens.

In response to the Staff's comment, YouNow has revised the Offering Statement on pages 5 and 88. We have also revised page 7 of the Offering Statement to omit references to a "primary distribution" by Props PBC, as YouNow is the issuer of the Props Tokens.
Risks Related to our Business
Investors in Debt Payable by Asset agreements . . . , page 34

9.	We note your response to comment 14. Please revise to address the following:

•	Disclose who determines if the DPAs can be settled by delivery of Props Tokens or cash;

•	Disclose if the settlement options can change over the term of the agreement;

•	Disclose the price per Props Token to be utilized in determining the number of Props Tokens to be issued upon settlement; and

•	Ensure the related DPA settlement discussions are consistent throughout the registration agreement, including the notes to the consolidated financial statements.
In response to the Staff's comment, YouNow has revised the risk factor beginning "Investors in Debt Payable by Asset agreements" on pages 34 of the Offering Statement and the related disclosure regarding the DPAs on pages 106-07 of the Offering Statement and page F-16 of the consolidated financial statements.
It is unclear when and if federal or state regulators will allow registration of a token exchange . . . , page 41

10.	We note your responses to comments 15 and 16. Please revise this risk factor to remove the statement that Sharespost received approval “from the SEC” to operate an ATS.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

In response to the Staff's comment, YouNow has revised the Offering Statement on the pages 42 and 84.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

11.
We note your disclosure on page 14 that you expect to receive a valuation report from a third-party appraisal firm that values your Tokens prior to launch at $0.02 per Token. We further note that you have entered into SAFT and DPA agreements based on a $0.11 per Token value and intend to qualify Tokens at an initial amount of $0.14 per token. Please expand your disclosure to clearly disclose the three different price points, explain which amount you consider to be the current value of your Tokens, and discuss the rationale behind that conclusion.

In response to the Staff's comment, YouNow has revised the Offering Statement on the page 51.
Results of Operations, page 52

12.	We note your response to comment 23. Please revise to provide a discussion of material year-over-year changes in your consolidated balance sheet accounts for the periods presented.
In response to the Staff's comment, YouNow has revised the Offering Statement on pages 59-60.

13.
As part of your discussion of material year-over-year changes in your consolidated balance sheet accounts, please include a table for intangible assets for each period presented that provides the following:

•	For both developed technology and digital currencies, provide the beginning balance, additions, and reductions to arrive at the ending balance; and

•	Disclose the respective quantities of each digital currency received, liquidated, and outstanding at each period end.
In response to the Staff's comment, YouNow has included the tables as requested above on page 59 of the Offering Statement.

14.
Please revise to disclose the revenues generated from the sale of virtual goods and from advertising in each of the periods presented. In addition, your disclosure indicates that you expect the increasing revenue trend to decrease due to lower traffic in your apps.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

However, your discussion in the disclosure on page 55 under “Revenue Trends” indicates the sale of bars in the Video App is expected to increase in the future due to a renewed effort to focus on the revenue side of the business. Please revise to reconcile these disclosures.
In response to the Staff's comment, YouNow has revised the Offering Statement on pages 51 and 55.
Other Income (Expense), page 55

15.
We have considered your response to comment 25. We note you recognized an impairment charge of $1.4 million during the six months ended June 30, 2018. We further note your disclosure that you expect to recognize additional impairment charges in the future. As such, please disclose the historical volatility of your current digital asset holdings to provide investors with enhanced transparency regarding potential impairment.

In response to the Staff's comment, YouNow has included a historical volatility table for its current digital asset holdings on page 57 of the Offering Statement.
Executive Compensation, page 64

16.	Please revise to update your disclosure in this section for the year ended December 31, 2018. Refer to Item 11 of Part II of Form 1-A.
In response to the Staff's comment, YouNow has revised the Offering Statement on the pages 67-71.
Principal Stockholders, page 70

17.
Please revise to disclose the natural person(s) that controls the voting and/or dispositive rights for the shares held by Venrock, Union Square Ventures, Shatki Group, and Zeev Ventures II, L.P. by footnote or otherwise in your beneficial ownership table.

In response to the Staff's comment, YouNow has revised the Offering Statement on the page 74.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Description of the Props Tokens Being Offered, page 73

18.
We note that throughout your offering circular, you describe your network and blockchain technology as being in development. It is unclear whether the Token’s delivery is dependent on the availability and functionality of your blockchain technology and/or your Props network. Please clarify how the development of the blockchain will affect the delivery of the Tokens. For example, please clarify whether the development of the Tokens is complete such that there will be no delay in the delivery of Tokens due to the need for further development upon qualification of this offering.

In response to the Staff's comment, YouNow wishes to clarify for the Staff that the Token Contract has already been created, and in March 2019, Props Tokens were issued in connection with the distribution of Props Tokens under the SAFTs issued by YouNow in December 2017, pursuant to Regulation D under the Securities Act. As such the Props Tokens are already being used in the Props Live Video App, with certain limited functionality that will be expanded to the set of functions described under "Description of the Props Live Video App--The Role of Props Tokens in the Props Live Video App" upon qualification of the Offering Statement. Further, the essential components of the Props Network—including the Token Contract, the Props Tokens, the Props Blockchain, and the Props Live Video App—will all be operational upon qualification of the Offering Statement. See "Description of the Business—Expected Timeline and Costs" for additional detail regarding YouNow's plans for the operation of the Props Network upon qualification of the Offering Statement.
The further development of the Props Network will not affect YouNow's ability to deliver the Props Tokens to users of the Props Live Video App or in the grant program. Further, there will be no delay in the delivery of Props Tokens due to the need for further development upon qualification of this Offering Statement. YouNow has revised the Offering Statement on page 111 to clarify these points.
YouNow does, however, expect that the Props Network will develop further in the future, including with respect to, for example, added functionalities for Props Tokens in the Props Live Video App or other apps developed by YouNow, the addition of Props Apps developed by third party developers, and other developments described under "Description of the Business—Development Strategy." YouNow has revised the Offering Statement throughout to clarify that references to the development of the Props Network refer to "further development" of the Props Network.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Receiving Props Tokens, page 74

19.
Please expand your discussion of the steps that a user must take to describe how a user may open a “wallet” to receive the Tokens. For example, please clarify the type of compatible wallet(s) that a user may open and the process by which a user opens one.

In response to the Staff's comment, YouNow has revised the Offering Statement on pages 77-78 to clarify that any wallet software compatible with Ethereum will support interaction with Props Tokens and that users generally may establish a wallet through various digital wallet services with little or no information, though users may be required to choose a password or other basic account information with the provider.
Functionality for Users, page 76

20.
We note your disclosure in this section and elsewhere regarding holders’ ability to transfer tokens within Props Apps to content creators, friends, or others. Please clarify the category of person(s) that comprise “other.”

In response to the Staff's comment, YouNow has revised the Offering Statement on pages 5, 79, and 88. YouNow wishes to clarify for the Staff that "others" is intended to include any other person. As described in "Description of the Props Tokens Being Offered—Token Transfers, Generally," YouNow anticipates that, upon issuance, the Props Tokens distributed in this offering will be usable without restriction for on the Props Network, including for any tipping functions. The terms of service for the Props Live Video App will, however, impose restrictions or limitations on a user’s ability to send large amounts of Props Tokens as “tips” to other users in order to prevent money laundering or similar issues.
Token Supply, page 77

21.
Please explain to us in more detail the allocation of Tokens to be used for daily app rewards or validator rewards and how it interacts with the potential transfers and/or resales of a Token. For example, please explain to us how the pool allocation will be monitored and whether you intend to use Tokens that have previously been issued and returned to you (i.e., Tokens that were used to purchase digital goods) as part of that allocation.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

YouNow wishes to advise the Staff that the total allocation of Props Tokens to be used for daily app rewards or validator rewards will be set at a maximum number of 400,000,000. We anticipate that these Props Tokens will be the only Props Tokens devoted to the rewards pool for all daily app rewards and validator rewards, and we expect that this pool will only decrease over time because all daily app rewards and validator rewards will be issued from this allocation. As described on "Description of the Props Tokens Being Offered—Token Supply," YouNow expects that approximately 0.03475% of the remaining Props Tokens in this pool will be made available for issuance each day, and 0.001829% of the remaining Props Tokens in the total pool will be allocated for issuance to the validators.
We will only add to these 400,000,000 in limited circumstances. As described in "Description of the Props Tokens Being Offered—Token Supply," in the future, we may need to increase the total number of Props Tokens issuable and add Props Tokens to the total pool of Props Tokens available for daily app rewards and validator rewards. Any such additions to the Rewards Pool must be made by Props PBC in accordance with the process described on page 82. We anticipate that this will be the only way that Props Tokens could be increased in the future. Props Tokens in the other allocations described in "Description of the Props Tokens Being Offered—Token Supply," as well as any Props Tokens acquired by YouNow from the sale of digital goods or otherwise previously issued and returned to YouNow, will not be added to the rewards pool. While YouNow could theoretically send these Props Tokens to the Protocol Rewards Engine and thereby increase the rewards pool, we do not intend for it to happen. Props Tokens obtained by YouNow and held in wallets controlled by YouNow are devoted for YouNow's use in, for example, rewarding users of its own Props Apps. In contrast, the rewards pool is designed for and comprised of tokens devoted for the sustained operation and development of the Props Network.
Previously, YouNow had intended to cause the Token Contract to create the entire amount of 400,000,000 Props Tokens at once, and then have the Protocol Rewards Engine transfer those Props Tokens from its own control to wallets controlled by YouNow or third party Validators, as applicable. However, in order to minimize the risks related to having 400,000,000 Props Tokens associated with wallets controlled by the Protocol Rewards Engine at once, YouNow now intends for the Protocol Rewards Engine to issue these Props Tokens over time. In other words, instead of causing the transfer of Props Tokens to YouNow or third party developers, YouNow's Protocol Rewards Engine will cause the allocation or issuance.
    Props PBC is the initial Controller of the Protocol Rewards Engine and, in this sense, will monitor the rewards pool. Props PBC intends to maintain and make necessary updates to the Protocol Rewards Engine as described in "Description of the Props Network—The Props Network Smart Contracts" and "Description of the Props Network—Props PBC."

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Third Party Token Modifications and Changes to Functionality, page 81

22.
We note your disclosure that Props PBC, as the Controller, would “abdicate further control over the competing smart contract” in the event of a fork. Please revise to clarify the consequences of Props PBC’s abdication of control for both the competing smart contract and Token holders.

In response to the Staff's comment, YouNow has revised pages 85-86 of the Offering Statement to remove the language "abdicate further control over the competing smart contract," and to explain that, if a fork on the Ethereum blockchain created duplicate versions of the Props Network’s smart contracts, Props PBC would be able to determine which version of the Props Network’s smart contracts should continue to be supported and updated, and which version of the Props Network’s smart contracts should not continue to receive technical support because it was no longer being used by the Props Apps. The version of the Props Network smart contract which did not receive technical support would no longer be able to be used and would no longer be considered part of the Props Network.
Description of the Props Token’s Role in Helping to Align Incentives of Network Participants Sales by App Developers, page 84

23.
We note your disclosure that Props App developers may distribute or sell the Props Tokens they receive. Please provide us with your analysis as to whether such Props App developers may be underwriters in connection with your offering. Refer to Section 2(a)(11) of the Securities Act of 1933.

Initially, because YouNow will be the only developer on the Props Network, the Protocol Rewards Engine’s daily app reward allocations will only make Props Tokens available for issuance by YouNow. As a result, there are no third party developers of Props Apps who are taking any role in the offering qualified under this offering circular, and there are no third party developers of Props Apps who are currently underwriters under Section 2(a)(11) of the Securities Act in connection with this offering.
Once apps developed by third parties join the Props Network, we expect that we will need to address this issue in potential future amendments to this offering circular in order to qualify any such issuances by YouNow. See “Description of the Props Network—The Props Apps,” “Description of the Business—Government Regulation” and “Risk Factors—We may need to address additional regulatory issues in connection with our plans for the development of the Props Network” for additional details. We anticipate that a third party Props App developer's potential status as an

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

underwriter may be highly dependent on the factual circumstances of a developer's involvement with our offering of Props Tokens, and we will need to evaluate each Props App developer's involvement in our offering individually. For example, we are currently working with a potential developer of Props Apps toward agreeing on a path to integrate two existing consumer apps into the Props Network as Props Apps. We do not, however, yet know how we will integrate their apps into the Props Network, and we believe a developer's potential status as an underwriter in connection with future issuances or distributions will need to be addressed before this developer's apps are added to the Props Network.
Description of the Props Network, page 87

24.
We note your disclosure that Props PBC will be the initial Controller of the Props Network smart contracts. We further note your disclosure that you may entrust Controller responsibilities to a DAO or other third party in the future. Please disclose the process and criteria you will use to select a new Controller and at what point and by what means you intend to notify Token holders of the selection of a new Controller.

In response to the Staff's comment, YouNow has revised the Offering Statement on page 103 to clarify that any determination to entrust Controller responsibilities to any entity other than Props PBC would require the approval of the Board of PBC and the substantial support of the YouNow community of users. In addition, YouNow would need to create additional technological capabilities that it does not currently have. As a result, YouNow does not believe that it will entrust Controller responsibilities to any party other than Props PBC at any time in foreseeable future.
Other Offerings and the DPAs, page 105

25.	Please revise your table on page 106 of the total number of Tokens issuable of 195,466,529 to include Advisor Agreements Tokens of 37,168,246.
In response to the Staff's comment, YouNow has revised the Offering Statement on page 108.
White Papers, page 110

26.
We note your response to comment 41 and the inclusion of your two White Papers as exhibits to this offering circular. In addition, we note that the White Paper issued in February 2018 remains available to the public on www.propsproject.com. To the extent you continue to provide public access to this Whiter Paper, please revise to include the legend required by Rule 255(b) of Regulation A.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

In response to the Staff's comment, we have revised the publicly-available versions of the White Papers released in November 2017 and February 2018 to include the legend listed in Rule 255(b) of Regulation A and refiled them as exhibits 13.2 and 13.3. As discussed previously, however, YouNow maintains that these communications were not indications of interest of the type contemplated by Rule 255, because YouNow had no intention at that time of pursuing a Regulation A offering and included no mention of any specific offering in these materials.
YouNow is also filing under exhibit 13.10 scripts, together with links to the applicable webpage, of various public communications made in 2017 regarding its offerings of SAFTs or DPAs. Where only portions of longer videos are relevant to the Props Network, YouNow is providing scripts of the relevant, excerpted portions of the videos. In many cases, these materials were not posted by YouNow (instead, they were posted by a third party), though YouNow in some cases was involved in production or entered into agreements pursuant to which YouNow agreed to compensate the poster for publicly talking about the Props Network. YouNow has revised the Offering Statement on page 35 to discuss risks related to the nature of these arrangements. YouNow has communicated with each of these persons to request that they either remove the videos or include in the legend required by Rule 255(b) of Regulation A. YouNow maintains, however, that these communications were not indications of interest of the type contemplated by Rule 255, because YouNow had no intention at that time of pursuing a Regulation A offering and included no mention of the Regulation A offering in these materials.
Plan of Distribution, page 124

27.
We note your response to comment 44. We note that each of the contemplated offerings subject to this offering circular include a delay between subscription, closing, and delivery of the Tokens. Please revise to clarify in more detail the rights that each subscriber has during each stage. For example, we note that the settlement of Tokens that YouNow may issue will “occur at one or more closings . . . in its complete discretion” and that, in general, closings may take up to 30 days. In addition, we note that the ownership of Tokens will not be recorded on the blockchain until delivery. Please revise to clarify with more specificity the rights of subscribers between the date of subscription, closing, and delivery of the Tokens, including what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a closing and/or delivery.

In response to the Staff's comment, YouNow has revised the Offering Statement on pages 126-30.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Pricing, page 129

28.
We note your response to comment 6. Please provide us with a detailed legal analysis as to how your proposed future pricing structure does not constitute an “at the market” offering, which is impermissible under Rule 253(d)(3)(ii) of Regulation A. In addition, we note your disclosure stating that, under certain circumstances, you will change the price at which you are offering Tokens: “YouNow and Props PBC will value the tokens paid to developers at the average closing bid price for the tokens during that calculation month until the end of the next calculation month” [emphasis added]. Please revise to clarify that the average closing bid price valuation, if and when applicable, will also apply to cash sales and distributions.

In response to the Staff's comment, YouNow has revised the Offering Statement on page 130. In addition, YouNow respectfully submits that the future pricing structure contemplated in the Offering Statement does not constitute an “at the market” offering prohibited under Rule 251(d)(3)(ii) (the "Rule") for three reasons.
First, YouNow notes that the offering of Props Tokens under the Offering Statement is not an "at the market" offering as that term is used in the Rule, because the Rule states that "[a]s used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." (emphasis added). As described in the Offering Statement, the Props Tokens are not equity securities, because Props Token holders will not receive an interest in the profits or losses of YouNow, Props PBC, or any other YouNow affiliate; any rights to distributions from YouNow, Props PBC, or any other YouNow affiliate; or any legal or contractual right to exercise control over the operations or continued development of YouNow, Props PBC, or any other YouNow affiliate, as might be expected for a traditional equity instrument.
Second, YouNow notes that the Props Tokens cannot be an "at the market" offering because the participants in the YouNow rewards program and validator rewards program are not paying any price for the Props Tokens in these offerings. By its terms, the Rule reaches offerings of shares "at other than a fixed price," and YouNow believes that the Rule's intent is to reach certain offerings with variable prices. There is, however, no variable price described in YouNow's plans for changing the deemed offering prices. The price is always $0 per Props Token. As discussed previously in our response to comment 4 of the Commission’s letter dated November 29, 2019 submitted December 20, 2018 (the "December Response"), we believe that a "price" is reasonably viewed as a measurement based on monetary consideration rather than some other form of consideration and monetary value. Further, as a result, we believe that the Rule is directed at variability in "the amount of money for which something is sold or offered for sale," which is how the Cambridge Dictionary of English defines "price"—but not variability in a

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

deemed offering price. Because there is no such variability, the YouNow rewards program and validator rewards cannot be "at the market" offerings notwithstanding the fact that the deemed offering price may change in the future. Further, the price in the DPA Offering is fixed at $0.1369 per Props Token, and we will not change this with a supplement filing to the Offering Statement.
Third, YouNow's plans to potentially change the deemed offering price of the Props Tokens in the YouNow Offering and Props PBC Offering every three months is not relevant to the policy goals of the Rule, which are, at least in part, to avoid situations where fluctuating market prices result in a breach of the offering ceiling. YouNow's intended changes to deemed offering prices simply represents YouNow's reasonable determination as to what is required to ensure that the offerings under the Offering Statement fall below the dollar value ceilings for the sum of the “aggregate offering price” and “aggregate gross sales” established under Regulation A for any twelve month period (the "Offering Ceilings"). Re-measurement of the value of non-cash consideration if a significant trading market for the Props Tokens develops facilitates more accurate evaluation, and is not intended to evade the requirements of the Rule; in fact, it is arguably required by the instruction to paragraph (a) of the Rule which states that valuations of non-cash consideration must be “reasonable at the time made.”
Further, here, there is no increased risk that YouNow will exceed the Offering Ceilings associated with changing the deemed offering price of the Props Tokens. We note that—in contrast to the sorts of "at the market" offerings contemplated in the Rule—YouNow will only be making changes to the deemed offering price every three months and, in addition, will be in complete control as to limiting or ending its offerings. In contrast, the typical "at the market" offering that we believe is contemplated in the Rule is characterized by broker-dealers trickling out securities into the market at prevailing market prices, which means an issuer could easily exceed its Offering Ceiling, because it lacks control and set pricing information. Those risks are not present in YouNow's offerings, where YouNow intends to reset deemed offering prices at set intervals and will always be able to evaluate compliance with the Offering Ceilings well in advance of distributions.
(E) Accounts Receivable and Allowance for Doubtful Accounts, page F-8

29.
We note your response to comment 51. Please revise to disclose the payment terms of the accounts receivable recorded for the sales of digital goods. In addition, revise to also disclose an aging of the accounts receivable (i.e., 0-30 days, 31-60 days, 61-90 days, and greater than 90 days) for the periods presented.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

In response to the Staff’s comment, YouNow has revised Note 2(E) “Accounts Receivable and Allowance for Doubtful Accounts” to disclose the payment terms of the accounts receivable for the sale of digital goods, and to include a table showing the aging of the accounts receivable for the periods presented.
Note 7. Token Obligations, page F-13

30.
Please revise to include additional disclosure regarding the general character of your Token obligations in accordance with ASC Topic 210-10-S99-22. Your revised disclosure should include the following:

•	Clarify whether the SAFT agreements have been further extended beyond the current termination date of March 4, 2019;

•	The amount of U.S. dollars and digital currencies, both Bitcoin and Ethereum, received as payments for the SAFT agreements;

•	The total Tokens issuable under the agreements; and

•	The price per Token utilized in calculating the number of issuable Tokens in accordance with the terms of the agreements.

In response to the Staff’s comment, YouNow has revised Note 7 “Token Obligations” to disclose the general character of the Token Obligations as current liabilities. Additionally, in response to the Staff’s comments YouNow has made the following additional enhancements to Note 7:

•	A clarification has been made to inform the user that there have been no further amendments to the SAFTs that change their terms or extend the termination date of the agreements.

•	A table has been added to break out the forms of payment received for SAFT agreements

•	A second table has been added to:

◦	break out the various tranches of SAFTs purchased based on their respective vesting terms;

◦	disclose the discounts associated with each vesting term tranche;

◦	disclose the undiscounted price per token;

◦	disclose the discounted price per token;

◦	disclose the total number of tokens purchased; and

◦	disclose the proceeds from the sale of tokens under SAFTs.
Note 8 Notes Payable, page F-29

31.	We note your response to comment 54 and your revised disclosure on page F-29. In order to provide additional detail about the general character of your note payable,

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

please expand your disclosure to clarify how you determined the number of Tokens reserved to satisfy the outstanding DPA of $714,007. In that regard, it is unclear how the reserved Tokens of 6,884,779.65 equates to the outstanding DPA plus interest using a price of $0.14 per Token. Reference is made to ASC Topic 210-10-S99-22.
In response to the Staff’s comment, YouNow has revised Note 8.
Part III - Exhibits, page II-1

32.	Please file the Protocol Rewards Engine smart contract as an exhibit to the offering statement pursuant to Item 17 of Form 1-A, or advise us why you do not believe you are required to do so.
In response to the Staff's comment, YouNow intends to file a copy of the code of the Protocol Rewards Engine smart contract as an exhibit to the Offering Statement.

33.
We note your response to comment 59. Please disclose whether these provisions apply to actions arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to claims arising under the Exchange Act or Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the Staff's comment, YouNow has revised the bylaws and the Offering Statement on page 65 to further clarify the intent and scope of the forum selection provision.

* * *
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
April 2, 2019

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum